

March 13, 2025

Rhonda Wong
Director and Chief Executive Officer
Ohmyhome Limited
11 Lorong 3 Toa Payoh
Block B, #04-16/21, Jackson Square
Singapore 319579

   Re: Ohmyhome Limited
     Registration Statement on Form F-3
     Filed March 7, 2025
     File No. 333-285637

Dear Rhonda Wong:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Isabel Rivera at 202-551-3518 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction